UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-39457
CUSIP NUMBER 28489L104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electric Last Mile Solutions, Inc.
Full Name of Registrant

Forum Merger III Corporation
Former Name if Applicable

1055 W. Square Lake Road
Address of Principal Executive Office (Street and Number)

Troy, Michigan 48098
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Electric Last Mile Solutions, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense due to the circumstances described below.

As previously disclosed, on November 25, 2021, the Company’s Board of Directors (the “Board”) formed an independent committee of the Board (the “Special Committee”) to conduct and direct an investigation, review and analysis of certain sales of equity securities made by and to individuals associated with the Company, the corporate law, disclosure and tax consequences of those transactions, and other issues that arise in connection therewith (such sales of equity securities, the “Transactions”). The Special Committee was also authorized at that time to report the resulting advice, findings and conclusions, and proposed actions to the Board.

Based on the information obtained during the investigation, as reported to our Board, the Company has concluded that in November and December 2020, shortly before the December 10, 2020 entry into definitive documentation for a business combination between our accounting predecessor, Electric Last Mile, Inc. (“ELMI”), and Forum Merger III Corporation, certain ELMI executives directly or indirectly purchased equity in ELMI at substantial discounts to market value. The Company is further evaluating whether it properly disclosed the equity purchases entered into by certain ELMI executives, whether it properly assessed the accounting treatment and compensation expense associated with such purchases, and whether it properly paid and withheld the taxes associated with such purchases.

On January 26, 2022, on the basis of the Special Committee’s investigation, the Board concluded that the previously issued consolidated financial statements of ELMI as of December 31, 2020 and the period from August 20, 2020 (inception) through December 31, 2020 included in the Company’s Registration Statement on Form S-1 (File No. 333-258146) (the “Audited Financial Statements”) should be restated and, therefore, should no longer be relied upon. In addition, the Board concluded that the Company’s financial statements as of and for the six months ended June 30, 2021 included in its Quarterly Report on Form 10-Q (File No. 001-39357) filed on August 13, 2021 and the Company’s financial results as of and for the nine months ended September 30, 2021 included in its Quarterly Report on Form 10-Q (File No. 001-39357) filed on November 12, 2021 should no longer be relied upon (together with the Audited Financial Statements, the “Non-Reliance Periods”).

In connection with this conclusion, the Company, together with its advisors, is evaluating the accounting and treatment of the Transactions. The Company has engaged legal counsel and an accounting adviser with respect to this matter. Although the Company cannot, at this time, estimate when it will file its restated financial statements for the Non-Reliance Periods, it is diligently pursuing completion of the restatement, including with respect to an evaluation of the Company’s financial statement reserves for tax payments and contingencies.

The Company has undertaken an assessment of the accuracy of the Company’s historical financial statements and related disclosures that were contained in the aforementioned Registration Statement on Form S-1 and Quarterly Reports on Form 10-Q. In light of the foregoing, the Company also expects to determine that material weaknesses exist in the Company’s internal control over financial reporting and that disclosure controls and procedures were ineffective during the Non-Reliance Period.

The Company is also undertaking a comprehensive review of the status of its products and commercialization plan under the guidance of the Company’s new leadership. The Company provided an update on certain operational issues in its Current Report on Form 8-K filed on March 11, 2022.

In addition, as previously disclosed, on February 8, 2022, BDO, LLP resigned as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. The Audit Committee is conducting a search process for a replacement independent registered public accounting firm. Once the new firm has been selected, it will require time in which to conduct and complete its review of the Company’s current financial statements and the Non-Reliance Periods, as well as its assessment of the Company’s internal control over financial reporting. The Company does not currently expect to file the Form 10-Q within the timeframe specified by Rule 12b-25.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 (this “Notification”) contains forward-looking statements, and any statements other than statements of historical fact could be deemed to be forward-looking statements. These forward-looking statements include, among other things, statements regarding the Company’s understanding of its financial condition as of March 31, 2022 and its results of operations for the three-month period ended March 31, 2022; execution of the Company’s internal control over financial reporting; the Company’s intention to restate its prior consolidated financial statements; the evaluation of the accounting and treatment of certain equity issuances to executive officers; an evaluation of the Company’s financial statement reserves for tax payments and contingencies; the determination that material weaknesses exist in the Company’s internal controls over financial reporting; and the Special Committee’s investigation and other matters surrounding the Company’s expectations with respect to its evaluation of the transactions related thereto.

The Company has based these forward-looking statements largely on its current expectations, estimates, forecasts and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Notification, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk Factors” included in the Company’s Quarterly Report on Form 10-Q for the three-month period ended September 30, 2021, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov, for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if such forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Song	(888)	825-9111
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, as a result of the ongoing evaluation of the accounting and treatment of the Transactions, as well as the resignation of the Company’s prior independent registered public accounting firm and the Company’s search for a replacement firm, the Company has been unable to complete its assessment of the accounting impact of the matters discussed herein on its financial statements for the three-month period ended March 31, 2022, as well as the year ended December 31, 2021 and the Non-Reliance Periods. The Company therefore cannot provide a reasonable estimate of the results of operations for the three-month period ended March 31, 2022.

Electric Last Mile Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2022	By	/s/ Robert Song
Robert Song
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).